Business Development Corporation of America

9 West 57th Street, Suite 4920
New York, New York 10019

August 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Chad Eskildsen and Edward Bartz

Re:	Business Development Corporation of America

Post-Effective Amendment No. 5 to Registration Statement on Form N-2

File Number: 333-210619

Ladies and Gentlemen:

Business Development Corporation of America (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective on Wednesday, August 8, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Thomas J. Friedmann of Dechert LLP at (617) 728-7120.

Very truly yours,

Business Development Corporation of America

By:	/s/ Corinne D. Pankovcin
	Name:	Corinne D. Pankovcin
	Title:	Chief Financial Officer and Treasurer